Exhibit 2.2

SCHEDULE 3

EARN-OUT AGREEMENT

Mentor Graphics Corporation (“Purchaser”) and SofTech, Inc. (“Seller”) enter into this Earn-Out Agreement (“Agreement”) in connection with the Asset Purchase Agreement dated August 30, 2013 between Purchaser and Seller (“Purchase Agreement”).

RECITAL

The parties entered into the Purchase Agreement anticipating a closing date of October 10, 2013.  The Purchase Agreement required that Purchaser and Seller execute an earn-out agreement as a condition to close.  The parties have agreed to enter into this Agreement on the terms set forth below.

AGREEMENT

The parties agree as follows:

1.

Definitions.  Unless expressly defined in this Agreement, all capitalized terms shall have the meanings set forth in the Purchase Agreement.  The following definitions shall apply to this Agreement:

1.1

“Earn-Out Payments” means those amounts owing to Seller under Section 2.

1.2

“Earn-Out Period” means the period which will terminate on the earlier of the following: (i) the date when the cumulative amount paid as Earn-Out Payments equals $750,000; or (ii) October 31, 2016.

1.3

“Net Revenue” means the net amount of revenue attributable to Seller Products, associated Support Services and Seller Services as recognized by Purchaser in accordance with US GAAP applied in accordance with Purchaser’s then-existing corporate policies, less product returns, royalties paid by Purchaser to third parties for the Seller Products or Seller Services, discounts including but not limited to customer and distributor discounts, and excluding amounts invoiced for any other product, shipping, taxes, duties or other similar amounts.

1.4

“Seller Products” means those software products licensed and supported by Seller prior to Closing, together with new releases and/or derivatives of those products which are released after Closing.  For the avoidance of doubt, Seller Products will not include (i) any products generally available from Purchaser prior to Closing or acquired by Purchaser through subsequent acquisitions or (ii) small amounts of code or functionality from Seller Products re-used in Purchaser products to speed product development or enhance product features or interoperability.  Seller Products will be assigned a price list level part number as further described in Section 2.

1.5

“Seller Services” means those services provided by Seller prior to Closing that Purchaser will provide for customers of Purchaser after Closing.

1.6

“Support Services” means the standard support packages sold by Purchaser to its customers for the Seller Products, including but not limited to software enhancements and bug fixes provided by Purchaser as part of such standard support packages.

2.

Earn-Out Payments.

2.1

Purchaser will pay Seller Earn-Out Payments, if any, up to a maximum of $750,000, during the Earn-Out Period, subject to reduction or offset under Section 3, in the amount of 10% of the Net Revenues for Seller Products, Support Services and Seller Services.  Upon its release of the Seller Products, and in its sole discretion, Purchaser will assign a price list level part number to the Seller Products and any Earn-Out Payments shall only be paid for Net Revenue associated with such part numbers.

2.2

Subject to Section 2.1, if other Purchaser products are bundled with Seller Products resulting in Net Revenue during the Earn-Out Period, Earn-Out Payments will be made based on the pro-rata portion of the Net Revenue attributable to the Seller Product based on the price identified on the Purchaser price list for the Seller Product part number(s) and the Purchaser product part number(s).

E.g., Seller Product part number XX with list price of $200 is bundled with Purchaser products, part numbers YY and ZZ, with list prices of $500 and $300.  The Seller Product will be allocated 1/5 of the net product revenue for the bundled product.

2.3

During the Earn-Out Period, Purchaser will prepare quarterly statements setting forth the calculations necessary to determine the amount of the actual Earn-Out Payments to be paid to Seller based on Purchaser’s fiscal year.  Purchaser shall deliver such statements within 45 days of Purchaser’s fiscal quarter end. Earn-Out Payments to Seller are due within 60 days after the end of each of the Purchaser’s fiscal years based on the quarterly statements delivered to Seller for that fiscal year provided Seller has provided applicable wire instructions to Purchaser.

2.4

Seller shall have the right to audit Purchaser’s relevant books and records to ensure compliance with the terms of this Agreement.  Any such audit shall be conducted only by a representative of a nationally recognized independent certified public accounting firm who signs a non-disclosure agreement reasonably acceptable to Purchaser.  Purchaser shall be entitled to 30 days written notice to schedule an audit on a mutually convenient date.  Audits shall be conducted during normal business hours in such a manner as not to interfere with normal business activities and shall not be made more frequently than annually.  The auditor’s report shall only confirm compliance or noncompliance with the terms of this Agreement and shall, in no event, include information considered by Purchaser to be confidential.

3.

Purchase Agreement Offsets.  Purchaser will be entitled to reduce any unpaid Earn-Out Payments owing to Seller for any Losses on a pro-rata basis if the Holdback has been exhausted or paid to Seller.  Any offset of the Earn-Out Payments shall occur in the manner described in Article V of the Purchase Agreement, which is incorporated in this Agreement by reference.

4.

No Representations Regarding Earn-Out Payments.  The Earn-Out Payments are speculative in that  Purchaser makes no representations, warranties, covenants, promises or guarantees as to the level of efforts it will expend in the development, marketing or sales of the Seller Products.  Similarly, Purchaser makes no representations, warranties, covenants, promises or guarantees as to the amount of resulting Net Revenue or the amount of any Earn-Out Payments that may be earned by Seller during the Earn-Out Period.  Seller acknowledges that Purchaser may elect not to release the Seller Products for a period of time after Closing.  Seller also acknowledges that Purchaser may market and sell the Seller Products at its sole discretion and Purchaser may discontinue all marketing and sales of the Seller Products during the Earn-Out Period for any or no reason.

5.

Amendments and Waivers.  This Agreement may not be amended, modified, altered or supplemented except in writing duly executed and delivered on behalf of both parties.

6.

Notices.  All notices or other communications required or permitted under this Agreement shall be given in writing and shall be deemed sufficient if delivered by hand (including by courier); mailed by international courier service such as Federal Express, postage prepaid; or sent by email to the following email address for Seller: jmullaney@softech.com.  Notices sent to Purchaser should be sent to Mentor Graphics Corporation, Attn: General Counsel, 8005 SW Boeckman Road, Wilsonville, Oregon 97070 or faxed to: (503) 685-1485.  Notices may also be sent to such other address or facsimile number as shall be furnished in writing by such party, and any such notice or communication shall be effective and be deemed to have been given as of the date so delivered or, if mailed upon receipt thereof, or if by facsimile on production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient; provided, however, that any notice or communication changing any of the addresses set forth above shall be effective and deemed given only upon its receipt.

7.

Assignment.  This Agreement is not assignable by any of the parties without the prior written consent of the other parties, which consent shall not be unreasonably withheld, except that this Agreement and such rights, interests and obligations may be assigned by Purchaser to an affiliate. In the event Purchaser assigns this Agreement to an affiliate, Purchaser shall guarantee performance.

8.

Severability.  If any provision of this Agreement or the application of it shall be held invalid, the parties shall amend such provision with a valid provision that comes closest to the original intention of the parties. If the parties fail to amend this Agreement, the invalid provision shall be deemed deleted and the remaining provisions of this Agreement shall continue in full force and effect.

9.

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of Oregon, exclusive of conflicts of law provisions.  All disputes arising out of or in connection to this Agreement shall be submitted to the exclusive jurisdiction of the courts in Portland, Oregon, U.S.A.  Each of the parties to this Agreement irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated by this Agreement.

SOFTECH, INC. By /s/Joseph P. Mullaney (Authorized Representative) Typed Name Joseph P. Mullaney Title CEO Date August 30, 2013	MENTOR GRAPHICS CORPORATION By: /s/ Dean Freed (Authorized Representative) Typed Name: Dean Freed Title: Vice President Date: August 30, 2013